SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00125 Per Share

(Title of Class of Securities)

225447

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Adam H. Broome

General Counsel and Secretary

Cree, Inc.

4600 Silicon Drive

Durham, North Carolina 27703

(919) 313-5300

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copies to: Gerald A. Roach Amy Meyers Batten Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. 2500 First Union Capitol Center Raleigh, North Carolina 27601 (919) 821-1220

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$36,068,787.98*	$3,318.33**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 3,479,778 shares of common stock of Cree, Inc. having an aggregate value of $36,068,787.98 as of February 14, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.000092 times the transaction valuation.
**	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Cree, Inc., a North Carolina corporation (“Cree” or the “Company”) with the Securities and Exchange Commission on February 14, 2003 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 filed on February 19, 2003, relating to an offer by the Company to exchange (the “Offer”) certain outstanding options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated February 14, 2003 (the “Offer to Exchange”), (ii) the related letter from Charles M. Swoboda dated February 14, 2003, (iii) the Election Form, and (iv) the Notice of Withdrawal, which were previously filed as Exhibits (a)(1) through (a)(4), respectively, to the Schedule TO.

In accordance with Section 9 of the Offer to Exchange, the Company has exercised its right to terminate and withdraw the Offer by giving notice of termination to eligible employees. At the time the Company gave notice of termination, no eligible options had been tendered and not withdrawn. Accordingly, the Company will not accept any options for exchange pursuant to the Offer. An email message sent to all eligible employees announcing the withdrawal of the Offer and giving notice of termination is attached hereto as Exhibit (a)(13).

ITEM 12. EXHIBITS.

Item 12 hereby is amended and supplemented to add the following exhibit:

Exhibit Number	Description

(a)(13)	Email to eligible employees announcing withdrawal of the Offer and giving notice of termination, dated February 26, 2003

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: February 26, 2003	CREE, INC.

	By:	/s/ Charles M. Swoboda
Charles M. Swoboda President and Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit Number	Description

(a)(13)	Email to eligible employees announcing withdrawal of the Offer and giving notice of termination, dated February 26, 2003

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